UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

16943C109(1)

(CUSIP Number)

Simin Zhang

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Facsimile: +86 755 2643 0889

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to

Denise Shiu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022

People’s Republic of China

Facsimile: +86 10 5879 3902

August 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

1.	Name of Reporting Person Simin Zhang
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF and BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 0
12	Type of Reporting Person IN

1.	Name of Reporting Person China Neptunus Drugstore Holding Ltd.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC and BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 0
12	Type of Reporting Person CO

1.	Name of Reporting Person New Wave Developments Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC and BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 0
12	Type of Reporting Person CO

This amendment No.2 (“Amendment No. 2”) is filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Mr. Simin Zhang (“Mr. Zhang”), (ii) China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Neptunus”) and (iii) New Wave Developments Limited, a company incorporated under the laws of the British Virgin Islands (“NWD”).

This Amendment No. 2 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with respect to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Nepstar Chain Drugstore Ltd., a Cayman Islands exempted company (the “Issuer”), filed with the United States Securities and Exchange Commission (the “SEC”) on July 14, 2015 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 (“Amendment No. 1”) to the Original Schedule 13D filed by the Reporting Persons on March 17, 2016. Information reported in the Original Schedule 13D and Amendment No. 1 with respect to each Reporting Person remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by inserting the following to the end thereof:

On July 29, 2016 (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On August 3, 2016, the Issuer filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 3, 2016, pursuant to which the Merger became effective on August 3, 2016. As a result of the Merger, the Issuer became wholly owned by Neptunus.

At the effective time of the Merger, each Ordinary Share of the Issuer, including the Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time (excluding any Ordinary Shares beneficially owned by Neptunus, Merger Sub or their affiliates) was cancelled in exchange for the right to receive an amount in cash equal to US$1.31 per Ordinary Share or US$2.62 per ADS without any interest thereon. Each Ordinary Share beneficially owned by Neptunus, Merger Sub or their affiliates, in each case, immediately prior to the effective time, was cancelled with no consideration or distribution thereto as of the effective time.

Following the completion of the Merger, the Issuer will cease to have ADSs listed on the NYSE after the filing of Form 25. In addition, 90 days after the filing of Form 15 in connection with the completion of the Merger or such other period as may be determined by the SEC, registration of the Company’s securities registered under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares or ADSs.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Sections (a)-(b) and (c) of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except for the transactions described in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) Not applicable

(e) August 3, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016

New Wave Developments Limited By: /s/ Simin Zhang Name: Simin Zhang Title: Director
China Neptunus Drugstore Holding Ltd. By: /s/ Simin Zhang Name: Simin Zhang Title: Director
Simin Zhang /s/ Simin Zhang